SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

Ecopetrol S.A. Announces Results for the First Quarter of 2011

•	Corporate Group´s production increased 17.1% compared to first quarter 2010.
•	Revenues, operating income, EBITDA and net income of Ecopetrol S.A. increased by 41.8%, 68.1%, 58% and 62.4%, respectively, compared to the first quarter of last year.
•	Net income of Ecopetrol S.A. reached COL$3.4 trillion, equivalent to COL$84.12 per share.

BOGOTA, Colombia, May 4, 2011 Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) announced today its unaudited consolidated and unconsolidated financial results for the first quarter of 2011, prepared and filed in accordance with the Regimen de Contabilidad Publica - RCP (Public Accounting Regime) of the National Accounting Office of Colombia, in Colombian pesos (COP$).

Ecopetrol S.A. Financial Highlights

	Unconsolidated			Consolidated
(COP$ Billion)	1Q 2011 *	1Q 2010 *	%	1Q 2011 *	1Q 2010 *	%

Total sales	12,399.2	8,741.6	41.8%	14,387.7	10,217.8	40.8%
Operating profit	5,376.7	3,198.2	68.1%	5,678.8	3,616.6	57.0%
Net Income	3,404.6	2,096.6	62.4%	3,110.3	1,954.3	59.2%
Earnings per share (COP$)	84.12	51.80
EBITDA	6,489.3	4,106.5	58.0%	6,870.4	4,454.7	54.2%
EBITDA Margin	52%	47%		48%	44%

* Not audited

The CEO of Ecopetrol, Javier Gutierrez, stated: “The results of the first quarter of 2011 were very positive for all the business segments of our corporate group. It was an exceptional quarter. Our team faced new external factors such as the harsh rain season that proved our operating capacity under challenging circumstances. We disclosed hydrocarbons presence in three wells in Colombia and one in Peru, and achieved a record average production level of 686 thousand barrels per day for the quarter. On January 24 we formally incorporated Equion Energy, our most recent acquisition, as part of our corporate group.

Increasing transportation capacity is one of our priorities, required to sustain production growth. During the quarter we finalized several infrastructure projects for crude transportation which increased capacity by 22%, and for product transportation which increased capacity by 27% when compared to the first quarter of 2010.

Due to higher product margins, refining segment’s operating profitability increased significantly together with a 16% growth in sales volume.

Our financial results for the quarter were stronger than what we anticipated. Net income amounted to COL$3.4 trillion and Ebitda reached COL$6.5 trillion, leveraged by higher prices.

It is worth highlighting that Standard and Poor’s increased Ecopetrol’s credit rating to investment grade. This new rating is positive given the impact on the financing cost and future terms when funding our investment plan.

In summary, the first quarter of 2011 was full of activity and challenges, rewarded by outstanding results that we proudly disclose today to our shareholders”.

Ecopetrol S.A. Announces Results
for the First Quarter of 2011

I. Financial and operating results		4
a.	Availability of crude and products (Ecopetrol S.A.)	4
b.	Ecopetrol sales volumes	5
c.	Prices of crudes and products	7
d.	Financial results	8
e.	Cash flow	9
f.	Segment results	10
g.	Balance sheet	11
II. Business aspects		12
a.	Exploration	12
b.	Production	13
c.	Refining	15
d.	Transportation	16
e.	Biofuels	19
f.	Investment Plan	19
g.	Credit rating	20
III. Corporate social responsibility (CSR)		20
a.	Stakeholders and recognitions	20
b.	Health, Safety and Environmental Performance (HSE)	20
c.	Science and technology	20
d.	Social investment	20
IV. Financial results of Ecopetrol and its affiliates (consolidated)		21
V. Presentation of results		22
VI. Exhibits		24
VII. Subsidiaries results		31

I. Financial and operating results

a.	Availability of crude and products (Ecopetrol S.A.)

The availability of Ecopetrol’s crude and products is summarized in the following exhibit:

Ecopetrol S.A. (unconsolidated)
Gross oil and gas production

(MBOED)	1Q 2011	1Q 2010%
Crude Oil	537.0	452.0	18.8%
Natural Gas	97.1	99.3	(2.3)%
Total	634.1	551.3	15.0%

(-) Royalties
(MBOED)	1Q 2011	1Q 2010%
Crude Oil	82.6	67.3	22.7%
Natural Gas	20.4	20.0	1.8%
Total	103.0	87.3	17.9%

(=) Net oil and gas production
(MBOED)	1Q 2011	1Q 2010%
Crude oil	454.4	384.7	18.1%
Gas natural	76.7	79.3	(3.3)%
Total	531.1	464.0	14.5%

Purchase volume (MBOED)*	1Q 2011	1Q 2010%
Crude Oil	171.9	173.2	(0.8)%
Products	6.9	9.2	(25.0)%
Natural Gas	35.1	39.5	(11.1)%
Total Purchases	213.9	221.9	(3.6)%

Imports volume (MBD)	1Q 2011	1Q 2010%
Products	70.1	63.3	10.7%

* Purchase volume includes royalties from Ecopetrol and other companies

Net crude and gas production were the main source of hydrocarbons of Ecopetrol’s operations, which increased 15% compared to the same period last year.

Total purchases fell 3.6%. Crude purchases decreased as a result of the expiration of certain purchase agreements in 2010 that were not renewed, mainly in the Llanos region. Also, fewer products were purchased from Refineria de Cartagena S.A. (Reficar) mainly because naphtha requirements for crude diluent were met with imports of natural gasoline, which has lower cost. Gas purchases reduction was due to: 1) the expiration of the Santiago de las Atalayas association contract in which Ecopetrol was committed until the second half of 2010 to purchase Cusiana’s gas as a supplemental source to meet its demand and, 2) the increase in Ecopetrol’s interest in the Don Pedro field.

The volume of imported products rose 10.7% in the first quarter of 2011, due mainly to higher volumes of:
•	Diluents for heavy crude transportation.
•	Gasoline to offset the drop in ethanol production during January.

Low-sulphur diesel imports decreased from 39.2 MBOED in the first quarter of 2010 to 25.0 MBOED in first quarter of 2011 following the start of operations of the hydro-treatment plant at the Barrancabermeja Refinery in August 2010.

b.	Ecopetrol sales volumes

The following exhibit summarizes the breakdown of sales volume:

Ecopetrol S.A. (unconsolidated)
Sales volume

Local sales volume (MBOED)	1Q 2011	1Q 2010%
Crude Oil	2.1	2.4	(12.5)%
Natural Gas	72.6	102.2	(29.0)%
Gasoline	68.7	64.5	6.5%
Medium Distillates	105.1	104.5	0.6%
LPG and propane	17.0	17.0	0.0%
Fuel oil	0.8	1.6	(50.0)%
Industrial and Petrochemical	16.8	15.1	11.3%

Total Local Sales	283.1	307.3	(7.9)%

Export sales volume (MBOED)	1Q 2011	1Q 2010%
Crude Oil	385.8	274.3	40.6%
Products	51.4	42.1	22.1%
Natural Gas	21.0	1.2	1,650.0%
Total Export Sales	458.2	317.6	44.3%

Sales to free trade zone (MBOED)	1Q 2011	1Q 2010%
Crude Oil	78.2	79.2	(1.3)%
Products	2.5	1.9	31.6%
Natural Gas	2.5	2.1	19.0%
Total sales to free trade zone	83.2	83.2	0.0%

Total sales volume	824.5	708.1	16.4%

International market (55.6% of sales):

Exports grew 44.3% during the first quarter of the year compared to the same period of last year, primarily driven by:

•	Crude:

o	The increase in OCENSA’s transport capacity allowed setting a record for Castilla Blend exports in March (355 MBD), with six shipments of one million barrels.

o
Nare Blend crude continued to be exported out of Barranquilla, and Rubiales crude began being exported (which was previously exported as part of the Castilla Blend). International chartering activity increased during the quarter to 66 MBD.

•	Products: Increased fuel oil exports and fuel trading operations agreements in order to meet requirements of supply contracts with refineries in Central America.

•	Natural gas: A major increase in natural gas exports due to the expiration of regulatory restrictions, which had prioritized supplies to the domestic market during 2010 due to El Niño phenomenon.

The following table summarizes main destinations for crude and product exports:

Export destinations - Crudes
Destination	1Q 11	1Q 10
US Gulf Coast	50%	55%
Far East	15%	23%
Caribbean	15%	2%
US West Coast	11%	8%
South America	3%	5%
Europe	3%	0%
Central America	2%	5%
Canada	1%	0%
Africa	0%	2%
US Atlantic Coast	0%	0%
	100%	100%

Export destinations - Products
Destination	1Q 11	1Q 10
US Gulf Coast	32%	53%
Caribbean	32%	14%
US Atlantic Coast	29%	9%
South America	4%	0%
Central America	3%	0%
Far East	0%	16%
Europe	0%	8%
	100%	100%

Local market (44.4% of sales):

The following trends drove the local market during the first quarter of 2011:

1)	Growth in sales volume of the following products:
•	Gasoline: 6.5% increase compared to the same period of 2010, due to a lower availability of ethanol (blended with gasoline in the local market).
•	Industrial and petrochemical products: imports of plastic resins and lubricant bases (in addition to those currently produced at the Barrancabermeja refinery) increasing sales by 11.3%.
•	Medium distillates: 0.6% growth compared to the same quarter last year, mainly due to higher demand for jet fuel resulting from an increase in air travel.

2)	Reduction in sales of crude, fuel oil and natural gas:
•	Poor road conditions in several regions of Colombia led to lower demand for crude and fuel oil, and lower tank car availability.
•
Thermal-electrical generators required less natural gas in the first quarter of 2011 when compared to the same period of 2010 when the El Nino phenomenon took place (212 GBTUD in 1Q 2011 vs. 488 GBTUD in 1Q 2010).

c.	Prices of crudes and products

Prices	1Q 2011	1Q 2010%
WTI (average) (US$/Bl)	94.2	78.8	19.5%
Export crude oil basket (US$/Bl)*	90.0	72.7	23.8%
Export products basket (US$/Bl)	89.3	69.4	28.7%
Natural gas basket (US$/MMBTU)	4.2	3.2	31.3%
* Includes exports to free trade zones

The first quarter of 2011 saw a significant increase of international crude prices (WTI rose US$ 15.4 per barrel compared to first quarter of 2010) mainly due to the geopolitical situation in the Middle East and North of Africa.

During the quarter, the price of the crude export basket was 23.8% above that of the same period last year. The increase was due to: 1) higher crude pricing, 2) increased exports of Cano Limon crude, which is priced higher on the international market and, 3) growing export referencing to prices of Brent.

The growing price of the export product basket was driven by higher fuel oil prices (the main product of the basket) and the favorable trading of distillates during the quarter.

The price of the natural gas basket was also higher than in the first quarter of 2010 due to the increase in the regulated price of natural gas from the Guajira field, rising approximately 20% to USD$ 0.7 / MBTU.

d.	Financial results

Unconsolidated Income Statement

(COP$ Billion)	1Q 2011 *	1Q 2010 *	%
Local Sales	4,089.5	3,382.8	20.9%
Export Sales	7,959.8	5,040.2	57.9%
Sales of services	349.9	318.6	9.8%
Total Sales	12,399.2	8,741.6	41.8%
Variable Costs	4,811.7	3,837.5	25.4%
Fixed Costs	1,283.7	1,213.3	5.8%
Cost of Sales	6,095.4	5,050.8	20.7%
Gross profit	6,303.8	3,690.8	70.8%
Operating Expenses	927.1	492.6	88.2%
Operating Profit	5,376.7	3,198.2	68.1%
Non Operating Profit/(Loss)	(284.5)	(325.3)	(12.5)%
Income tax	(1,687.6)	(776.3)	117.4%
Net Income	3,404.6	2,096.6	62.4%

Earnings per share (COP$)	$84.12	$51.80	62.4%
EBITDA	6,489.3	4,106.5	58.0%
EBITDA Margin	52%	47%

* Not audited

The 41.8% increase in total sales during the first quarter of 2011 compared to the same period of 2010 primarily was the result of: 1) an increase in international benchmark prices in 2011, raising crude export prices by 23.8% and export products by 28.7% compared to 2010; 2) a 44.3% rise in export volumes (not including sales to free trade zones); 3) a 7.9% decline in local volumes, primarily natural gas and; 4) the adverse effect of the 3.6% revaluation of the Colombian peso against the U.S. dollar.

Cost of sales in first quarter 2011 had a net increase of 20.7% compared to the same quarter of 2010. The variation was mainly the result of a 25.4% net increase in variable costs attributable to: 1) higher volumes of crude purchased from the National Hydrocarbon Agency –ANH- (1,243 MBO) compared to the same period of 2010; 2) an increase in prices and volumes of imports of naphtha solvents for transporting heavy crude (1,435 MBO), turbine fuel (134 MBO) and gasoline (290 MBO), offset by a decrease in low-sulpher diesel imports (1,227 MBO), compared to the same quarter of 2010; 3) an increase in costs associated with hydrocarbons transport services due to higher volumes; and 4) the higher amount of investment amortization in oilfield regions as a result of new capitalization and increased production.

The variation in final inventories of crude oil and products for the first quarter of 2011 had a favorable effect due to the capitalization of COL$127 billion of costs included in inventories.

The 5.8% increase in fixed costs is explained by the greater operating activity, mainly in: 1) maintenance of transportation systems (COL$60 billion), and 2) higher depreciations from new capitalizations in the first quarter of 2011 (COL$78 billion).

In the first quarter of 2011 operating expenditures increased by 88.2% compared to the first quarter of 2010, mainly due to higher exploration and project expenses resulting from seismic acquisition, unsuccessful exploration, and investments in new exploratory blocks.

Operating margin for first quarter of 2011 was 43%, compared to 37% in the same period of 2010.

Non-operating results amounted to a net loss of COL$284.5 billion, mainly due to:

•	Corporate net worth tax and surtax expense of COL$474 billion, accrued in the first quarter of 2011.
•	Retiree expenditures in the amount of COL$133 billion.
•	Provisions for ongoing litigation processes of COL$49 billion.
•	Losses from the mark to market of U.S. dollar-denominated financial portfolio of COL$97 billion due to the revaluation of the Colombian peso.

The non-operating loss in the first quarter of 2011 was lower than in the first quarter of 2010 when amounted to COL$325.3 billion mainly due to net income from subsidiaries, which amounted to COL$337 billion (mainly coming from Hocol COL$186 billion and Equion COL$108 billion). Non-operating results also include COL$105 billion in savings from lower pension obligations in the Ecopetrol-Occidental partnership resulting from the renegotiation of the Caño Limón – Coveñas pipeline contract.

The 117.4% increase in the net income tax provision for the first quarter of 2011 as compared to the same period of 2010 was the result of: 1) a 62.4% increase in pretax net income, and 2) the elimination of the 30% tax break (pursuant to Tax Reform, Law 1430 of 2010), on investments in productive real fixed assets.

Operating results generated by more favorable pricing and higher production boosted Ecopetrol’s net income by 62.4% during first quarter of 2011, compared to the same period of 2010, to a total of COL$3.4 trillion (COL$84.12 per share). Net margin was 27% compared to 24% in first quarter 2010. EBITDA margin increased from 47% in first quarter 2010 to 52% in the first quarter 2011.

e.	Cash flow

Col$ Trillion *	1Q 2011	4Q 2010	1Q 2010
Initial Cash	5,479.4	6,798.5	4,840.3
Cash generated from operations (+)	11,124.6	9,396.6	8,246.0
Cash used in operations (-)	(5,933.4)	(7,665.6)	(5,473.0)
Capex (-)	(1,557.0)	(3,428.0)	(1,077.0)
Acquisitions (-)	(768.9)	-	-
Dividend payments (-)	-	(1,214.2)	-
New debt (+)	-	1,000.0	-
Other inflows (+/-)	179.0	466.1	379.0
Fx differences (+)	(20.0)	252.7	(247.3)
Final Cash	8,504.2	5,606.1	6,668.0
*For purposes of registration, the balances in U.S. dollars are converted to pesos each month at the average exchange rate. The initial cash in each quarter is calculated at the average first month rate, and final cash is calculated with the average rate of the last month of the quarter.

As of March 31, 2011, Ecopetrol’s portfolio of cash and cash equivalents amounted to COL$8.5 trillion, the majority of which is denominated in U.S. dollars. The net dollar balance amounted to US$1,463 million.

f.	Segment results

	E&P		Refining		Transportation		Sales and Marketing
COP$ Billion	1Q-11	1Q-10	1Q-11	1Q-10	1Q-11	1Q-10	1Q-11	1Q-10
Domestic Sales	3,353.2	2,418.0	3,829.2	3,077.0	889.7	720.6	269.3	262.7
International Sales	4,695.5	2,765.5	773.1	532.7	-	-	2,491.2	1,742.0
Total Sales	8,048.7	5,183.5	4,602.3	3,609.7	889.7	720.6	2,760.5	2,004.7
Operating Revenues	4,751.8	2,861.6	201.2	(60.3)	231.2	226.4	192.6	170.5
Operating Margin	59.0%	55.2%	4.4%	(1.7)%	26.0%	31.4%	7.0%	8.5%
Net Income	3,234.8	1,896.4	(47.8)	(140.8)	110.3	219.8	107.4	121.3
Net Margin	40.2%	36.6%	(1.0)%	(3.9)%	12.4%	30.5%	3.9%	6.1%
EBITDA	5,671.0	3,615.7	315.5	20.1	307.7	300.1	194.2	170.5
Ebitda Margin	70.5%	69.8%	6.9%	0.6%	34.6%	41.6%	7.0%	8.5%
Note: The segment report is estimated based on transfer prices between business units, using as benchmark export parity prices. An adjustment in reference crudes was introduced in 2010 for comparison purposes.

Exploration and Production:

The Exploration and Production segment reported net income of COL$3,2 trillion in the first quarter of 2011. This result is attributable to higher volumes produced and an improved crude basket price which reached a spread of US$-4.2 per barrel versus WTI. In the first quarter, the segment contributed COL$5,7 trillion to the Company´s Ebitda, with an Ebitda margin of 70.5%. The corporate net worth tax of COL$286.3 billion affected the non operating result.

Refining and petrochemicals:

During the first quarter, the refining segment reported a net loss of COL$47.8 billion (COL$93 billion less than in the same period of 2010) and Ebitda of COL$315.5 billion, mainly due to: 1) higher price differentials of US$11.2/bl between  crude prices and refined products for export and local sales; 2) the stable operation of the hydro treatment plant that reduced the imports of low sulphur content diesel and; 3) the implementation of cost saving and process optimization initiatives. The Ebitda margin was 6.9% compared to 0.6% in the first quarter of 2010. The non-operating result was affected due to the corporate net worth tax of COL$117.7 billion.

Transportation:

The transportation segment’s first quarter net income was COL$110.3 billion, as a result of higher crude volumes and products transported. Higher fixed costs came mainly from pipeline maintenance and adjustments required to transport heavy crudes and from higher capitalization of expansion projects. Ebitda of the segment was 34.6%.

Supply and Marketing:

In first quarter of 2011, the segment generated a net income of COL$107.4 billion compared to COL$121.3 billion in the same quarter of 2010, resulting primarily from: 1) higher exported volumes; 2) more favorable prices in the Company’s crude contracts; partially offset by 3) lower margins for refined products and, 4) revaluation impact on crude and gas sales. Ebitda margin for the quarter was 7.0% for the first quarter of 2011 compared to 8.5% for the first quarter of 2010.

g.	Balance sheet

Unconsolidated Balance Sheet

(COP$ Billion)	At March 31, 2011	At December 31, 2010%
Current Assets	13,856.1	9,497.2	45.9%
Long Term Assets	59,371.1	55,628.8	6.7%
Total Assets	73,227.2	65,126.0	12.4%
Current Liabilities	20,017.9	9,288.6	115.5%
Long Term Liabilities	14,195.3	14,309.5	(0.8)%
Total Liabilities	34,213.2	23,598.1	45.0%
Equity	39,014.0	41,527.9	(6.1)%
Total Liabilities and Shareholders´ Equity	73,227.2	65,126.0	12.4%

Debit Memorandum accounts	116,879.7	116,788.8
Credit Memorandum accounts	91,333.0	92,600.8

As of March 31, 2011, total assets amounted to COL$73.2 trillion, 12.4% higher than those as of December 31, 2010.

The growth in assets was mainly due to: 1) an increase in the investment portfolio due to higher cash generation from crude and product sales; 2) an increase in accounts receivables resulting from disbursements for COL$605 billion, from a loan granted to Reficar in 2010, for an amount up to USD$ 1 billion (proceeds of the loan are to be used for the expansion and modernization of the Cartagena Refinery) ; 3) recognition of differed charges in the amount of COL$1.5 trillion coming from the corporate net worth tax and surcharges for the years 2012 to 2014; and 4) an increase in long term assets from the acquisition of BP Colombia (now Equion Energia Limited) where Ecopetrol holds a 51% interest and Talisman Colombia Holdco Limited the remaining 49%.

Liabilities as of March 31, 2011 amounted to COL$34.2 trillion, (46% of total assets). The increase in liabilities is mainly due to: 1) the accrual of 2011 dividends in amount of COL$5.9 trillion; 2) corporate net worth payable tax and surcharges payable in the amount of COL$1,9 trillion; and 3) an increase of COL$1,5 trillion in the provision for income taxes.

Shareholder’s equity totaled COL$39.0 trillion as of March 31, 2011 compared to COL$41.5 trillion at the end of 2010. The decrease is explained by: 1) the accrual of the 2010 dividend for Col$ 5.9 trillion, and 2) net income for the first quarter of 2011 amounting to COL$3.4 trillion.

II. Business aspects

a.	Exploration

Signing of contracts and increases in participations:

Eight contracts for blocks awarded in the 2010 round were signed with the ANH during the first quarter of 2011, of which Ecopetrol is the operator in seven of them. Most of these blocks are located in the Llanos Orientales and offshore pacific coast. The total exploratory area of these blocks is 720 thousand hectares.

Additionally, Ecopetrol´s affiliate, Hocol S.A. signed five exploratory contracts with the ANH (awarded in the 2010 round) for blocks located in the Llanos Orientales and the Magdalena valley. The exploratory area amounts to 604 thousand hectares.

Finally, Ecopetrol acquired Shell´s interest in the Caño Sur block, becoming the sole owner.

Exploration in Colombia:

On February 7, 2011, Ecopetrol announced the presence of hydrocarbons in the Tinkhana-1 well located in the Putumayo province, which was reported under evaluation as of December 31, 2010.

During the first quarter, a total of four A3 exploratory wells were drilled, all of them operated by Ecopetrol. As of March 31, 2011 the Rumbero-1 well (located in the mid Magdalena valley) and the Nunda well (located in the Huila province) were under evaluation. On April 25, 2011 Ecopetrol confirmed hydrocarbon presence in Nunda well which is now in testing stage. Three stratigraphic wells were drilled, one of which showed the presence of hydrocarbons (Jaspe 3 well located in the Llanos Orientales)

Drilling in Colombia - Ecopetrol S.A.
1Q 2011

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A-3	4	0*	2	2
Stratigraphic	3	1	0	2
* Hydrocarbon presence was proved in the Nunda well on April 25, 2011

At the end of the first quarter 2011, Ecopetrol was participating in the drilling of the stratigraphic well Rio Zulia West 4 ST-1, operated by TPIC (Turkish Petroleum International Company).

During the quarter, the subsidiary  Hocol drilled two stratigraphic wells with hydrocarbon presence in one of them in the llanos basin (stratigraphic # 2 CP017).

International exploration:

Ecopetrol’s subsidiary Savia Peru drilled three A3 exploratory wells, of which well ST1-2CD located in shallow waters of the Peruvian coast showed the presence of hydrocarbons and is currently undergoing additional tests. The other two wells, LO18-5XD and SC1-1X, are in the evaluation stage.

Anadarko finished drilling the Itauna well on block BM-C-29 in which Ecopetrol Oleo & Gas do Brasil has a 50% interest. Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) approved a four-year evaluation plan for the block.

International Drilling
1Q 2011

Subsidiary	Number of wells	Hydrocarbon Presence	In evaluation	Dry
Savia Peru	3	1	2	0

b.	Production

Corporate Group Production:

The corporate group reached a production of 686.2 MBOED in the first quarter of 2011, an increase of 17.1% compared to the same period of 2010.

In the first quarter of 2011, Ecopetrol’s direct production accounted for 92.3% of the total group´s production, Hocol 4.6%, Equion 1.7%, Savia 1.1%, and Ecopetrol America 0.3%. Production from subsidiaries increased by 50.1% compared to the same period of the previous year, including Ecopetrol´s 51% share of Equion which was formally incorporated to the corporate group starting January 24 of 2011.

CORPORATE GROUP'S PRODUCTION

Ecopetrol S.A. gross oil and gas production (mboed)	1Q 2011	1Q 2010%
Crude Oil	537.0	452.0	18.8%
Natural Gas	97.1	99.3	-2.2%
Total	634.1	551.3	15.0%

Hocol (mboed)	1Q 2011	1Q 2010
Crude Oil	30.5	23.9	27.6%
Natural Gas	0.8	1.6	-50.0%
Total	31.3	25.5	22.7%

Savia (mboed)	1Q 2011	1Q 2010
Crude Oil	6.2	6.3	-1.6%
Natural Gas	1.1	1.0	10.0%
Total	7.3	7.3	0.0%

Equion (mboed)	1Q 2011	1Q 2010
Crude Oil	6.4	-	100.0%
Natural Gas	5.1	-	100.0%
Total	11.5	-	100.0%

Ecopetrol America-K2 (mboed)	1Q 2011	1Q 2010
Crude Oil	1.8	1.7	5.9%
Natural Gas	0.2	0.2	0.0%
Total	2.0	1.9	5.3%

Total Group's production	686.2	586.0	17.1%

Ecopetrol production:

Ecopetrol’s gross production increased 15.0% from 551.3 MBOED in the first quarter of 2010 to 634.1 MBOED in first quarter 2011, of which 84.5% was crude. The rise in production was marginally affected by: 1) the delay in finalizing the new tranche of the Ocensa oil pipeline, and 2) the effect of flooding from heavy rains that has affected production in some fields. The company is undertaking initiatives to resolve these situations.

Production per crude
	1Q 2011	1Q 2010
Light crudes	60.1	41.9
Medium crudes	231.4	220.4
Heavy crudes	245.6	189.7
Total	537.1	452.0
Does not include subsidiary companies

During first quarter of 2011, heavy crude production accounted for 45.7% of total crude production, compared to 41.9% in 2010. The Castilla and Chichimene fields recorded average heavy crude production for the quarter of 106.2 and 20.8 MBOED, respectively. Rubiales and Quifa fields added 97.8 MBOED of gross production, corresponding to Ecopetrol’s interest.

Gas production decreased 2.2% over the first quarter of 2010. Gas volumes available for sale will include production from Gibraltar (36 MMCFD) and Cupiaga (140 MMCFD) gas plants, which are expected to deliver these amounts starting in the first half and second half of 2011, respectively.

A total of 271 development wells were drilled in the quarter, of which 31% corresponded to direct activity operated by Ecopetrol. Wells drilled increased 102% compared to the first quarter of 2010. Direct drilling operation activity rose by 236% compared to the first quarter of 2010, an increase of 59 wells.

Development wells
	2011			2010			2011-2010
Region	Direct wells	In partnership wells	Total	Direct wells	In partnership wells	Total	%
Magdalena	33	100	133	13	54	67	98.5%
Central	48	63	111	9	41	50	122.0%
North east	1	3	4	-	1	1	300.0%
Catatumbo Orinoquia	1	13	14	-	1	1	1,300.0%
South	1	8	9	3	12	15	(40.0)%
Total	84	187	271	25	109	134	102%

Ecopetrol Lifting Costs:

The lifting cost in the first quarter of 2011 (according to SEC methodology does not include royalties in the per barrel cost calculation) was US$7.41 per barrel, compared with US$7.68 per barrel in the same period of 2010, which represents a decline of US$0.27 per barrel due to the net effect of: 1) higher production volume (US$-1.10 per barrel); 2) revaluation of the Colombian peso versus the U.S. dollar, which increased peso-denominated costs when accounted for in U.S.dollars (US$+0.27 per barrel); and 3) higher costs for maintenance, fuel purchases and contracted services (US$+0.56 per barrel).

c.	Refining

Barrancabermeja Refinery:

Refinery runs*
Mbod	1Q 2011	1Q 2010%
Barrancabermeja	229.5	218.0	5.3%
* Includes volumes used in the refinery, not total volumes received.

Through-put at the refinery increased by 5.3% in first quarter of 2011 due to higher production of diesel in the hydro-treatment plant. This same effect raised the utilization factor to 82.7% in first quarter 2011, compared to the 80.5% in the same period of the previous year.

The modernization project in the Barrancabermeja Refinery reached 98% completion of its expanded basic engineering. Other milestones were the following: 1) an environmental management plan was presented to the Environment Ministry; 2) the FUNDESMAG Agreement involving fauna relocation, forest use, forest compensation and maintenance was approved; and 3) the internal contractual plan for electricity interconnection was drafted. In addition, the refinery’s Master Industrial Services Plan attained 34% completion, primarily to civilengineering works.

Barrancabermeja Refinery costs and margins:

The cash cost per refined barrel was US$4.91 in first quarter of 2011, a decrease of US$0.59 per refined barrel from the same period of 2010, resulting from: 1) the successful implementation of cost optimization initiatives (US$-0.51 per barrel), 2) higher through-put (US$-0.26 per barrel), and 3) the effect of the peso revaluation vs.  the U.S. dollar (+US$0.18 per barrel).

The gross margin of the Barrancabermeja Refinery (average sales price minus average purchase price) was US$12.55 per barrel sold, compared to US$6.51  the same period of 2010. This 92.8% increase is due to higher product differential versus WTI prices, which rose by US$6.95 per barrel, while  raw materials rose USD$ 0.91 per barrel.

Reficar S.A. (Cartagena Refinery):

Refinery runs*
Mbod	1Q 2011	1Q 2010%
Cartagena	78.2	78.9	(0.9)%
* Includes volumes used in the refinery, not total volumes received.

Through-put declined by 0.9% in the first quarter 2011 compared to the same period of the previous year. Utilization margin was 83.7% in first quarter of 2011, a decline compared to the utilization margin of 85.4% in the same period of last year, caused by an unscheduled stoppage for 10 hours due to electrical malfunctions.

As of March 31, 2011, 24.1% of the Master Plan had been achieved. Early construction projects were concluded, as well as the roll on roll off dock (Ro-Ro).

d.	Transportation

Transported volumes:

In the first quarter of 2011, an average of 1,204.1 MBOD were transported (278.5 Kbpd in refined products and 925.6 MBOD in crude). Daily average volume transported was up by 12% (131.2 MBOD) compared to 1,072.9 MBOD in the first quarter of 2010 (products, 267.2 MBOD, and crude 805.7 MBOD).

The higher transported volumes in the first quarter of 2011, compared to the same period of 2010, mainly due to:

Crude:

1.	Increase in the transport capacity of the oil pipelines:
•
Apiay – Porvenir (185 MBOD in 1Q of 2011 vs. 162 MBOD in 1Q of 2010), and Rubiales – Monterrey (189 MBOD in 1Q of 2011 vs. 126 MBOD in 1Q of 2010) oil pipelines following the installation of pumping units and increased downstream capacity.

•
An increase in the transport capacity of the 18 inch Galan – Ayacucho line (59 MBOD in 1Q of 2011 vs. 41 MBOD in 1Q of 2010) from the repositioning of 18 km of pipe, and the installation of a 2 km by-pass in the San Silvestre marsh.

2.
An increase in crude mixture injection capacity in Ayacucho, and the reversion of the 14 inch Ayacucho-GRB line, freeing up capacity in the Barrancabermeja refinery for the receipt of Castilla crude from Vasconia (139.8 MBOD in 1Q of 2011 vs. 79.8 MBOD in 1Q of 2010).

3.	An increase in heavy crude injection capacity in the Cano Limon-Covenas Oil Pipeline, which freed capacity in the system. (113.3 MBOD in 1Q of 2011 vs. 89.4 MBOD in 1Q of 2010)

Refined products:

Optimization, by means of DRA injection (Friction – Reductin Agent), of the 12 inch and 16 inch Galan Salgar line operations in order to meet higher naphtha requirements as a solvent for the extraction of heavy crude.

Expansion of transport infrastructure:

On addition to the above mention projects, the following infrastructure expansions were completed during the quarter:

Oil Pipelines

▪	Cano Limon – Covenas: Signing of an agreement with Occidental to assume control of the pipeline and utilize its surplus capacity to extract larger amounts of crude from the eastern plains.
▪	Ocensa:
-
Increase in the transport capacity of the Porvenir-Vasconia-Covenas system by 100 MBOD by raising the power of the pumping systems at the stations Porvenir, Miraflores and La Belleza, and construction of the repumping stations at Vasconia and Caucasia.

-	Construction and operation of the Ocensa inline connection in Vasconia, to the primary pump´s suction in the Vasconia – Galan systems, to increasing the pumping capacity of the Vasconia-Galan system.
-	Launching of Open Season for the pipeline’s firm capacity whose contract terms require a down payment or take or pay.

▪	Llanos Oil Pipeline, ODL: Start-up of operations of the El Viento - Cusiana branch.

▪	Castilla (Castilla and Chichimene) – Apiay: The system’s pumping capacity increased by 75 MBOD (from 105 Mboed to 180 MBOD).

▪	Monterrey – El Porvenir: Increase in the system’s transport capacity from 85 to 140 MBOD.

Ports:
▪	Coveñas terminal: Export capacity increased to 770 MBOD from replacement and operation of the buoys TLU1 and TLU3, and the optimization of the pumping system.

▪	Tumaco terminal: Final assembly of the Pipeline End Manifold (PLEM) replacement.

▪	GLP Maritime Dock in Cartagena: Increase in the servicing capacity to accommodate ships of up to 12,000 DWT, or the equivalent of approximately 120 Mbls of GLP/Butane.

▪	Pozos Colorados Terminal: The new PLEM began operating, increasing the reliability of ship unloading operations and allowing for the use of the second underwater line.

Storage:
▪	Storage capacity upgrade at the Sebastopol (80 Mbls) and Apiay (50 Mbls) plants.

Loading facilities:
▪	Start-up of operations of the Ayacucho and Banadía loading facilities with download capacity of 20 MBOD and 40 MBOD respectively.

▪	Increase in the capacity of the Araguaney Loading facility by 5 MBOD

Transportation Costs:

The cost per barrel/kilometer transported (through oil pipelines and product lines) was COP$7.25/BKM in the first quarter of 2011 (equivalent to COP$2,331/BL), a reduction of COP$ 0.61/BKM compared to the same period of the previous year due to: 1) higher volume transported during the year (COP$-0.58/BKM), and 2) the net effect of higher maintenance, processing material, fuel and lubricant costs used for the transportation of heavy crudes, and lower costs due to the optimization of energy consumption (COP$-0.03/BKM).

Bicentennial Oil Pipeline (Oleoducto Bicentenario):

The following activities were finalized during the quarter::
•	New contracts for the ground transport of the pipelines. Delivery of 122 kms of 42 inch pipe, and transport of 42 kms of pipe to Yopal´s storage facility.
•	Start-up of operations of the Banadia loading facility.

Organizational Structure Adjustment:

The Transport Vice Presidency underwent an internal reorganization and will now report directly to the CEO. The goals of this reorganization are: 1) having a higher emphasis on client service and achieving additional synergies with other companies, 2) strengthening planning, 3) assuring regional leadership, and 4) generating effective integration between the operation and maintenance.

e.	Biofuels

Ecodiesel Colombia S.A.:

Ecodiesel sales increased to COL$ 70.6 billion in the first quarter of 2011. Ecopetrol increased its biodiesel storage capacity at the Barrancabermeja refinery by 2,782 tons (20,000 barrels) in order to improve Ecodiesel’s supply operations.

Bioenergy S.A.:

As of March 31, 2011, the project reached 24.08% progress (8.56% in the industrial component and 47.06% in the agricultural component). A COL$6 billion disbursement was received from a financial institution to be used for funding land purchases and the 2011 investment plan. Bioenergy ended the quarter with 1,180 hectares of sugarcane sown.

f.	Investment Plan

Capex (USD million)
Business	1Q11	1Q10%
Production	628.9	447.0	0.4
Acquisitions	429.0	-	1.0
Subsidiaries	321.5	33.7
New business	242.0	32.0
Transportation	117.8	133.9	(0.1)
Refining and Petrochemicals	75.4	89.4	(0.2)
Exploration	56.7	56.9	(0.0)
Corporate	12.0	10.9	0.1
Supply and marketing	0.1	0.7	(0.9)
Total	1,883.4	804.5	134%

During the first quarter of 2011, Ecopetrol invested US$1,883.4 million, an increase of 134% compared to US$804.5 million in the first quarter of 2010. 33% of the Capex was allocated to production (US$628.9 million), 23% to acquisitions (US$429 million), 17% to subsidiary companies (US$321.5 million), 13% to new business (US$242.0 million), 6% to transportation (US$117.8 million), 4% to refining and petrochemicals (US$75.4 million), 3% to exploration (US$56.7 million) and the remaining 1% to the corporate segment and  supply and marketing (US$12.1 million).

US$671 million were allocated to acquisitions and new businesses which include among other: 1) earn out payments previously agreed with respect to  the acquisitions of Hocol and OIG; 2) the final balance payment for the acquisition of an interest in Equion; 3) an increase in the stake in Caño Sur block; and 4) rights to the Caño Limón – Coveñas oil pipeline.

g.	Credit rating

Standard & Poor's risk rating agency increased the company's corporate credit and debt rating to BBB- from BB+, with a stable outlook. With this new rating the company reached investment grade. The investment grade rating assigned to Ecopetrol by Standard & Poor's is in line with the decision by the agency to increase the Republic of Colombia's rating to BBB-. This upgrade follows  the investment grade rating granted by Moody’s Investor Services (Baa2).

III. Corporate social responsibility (CSR)

a.	Stakeholders and recognitions

During the first quarter of 2011, the following activities were carried out aimed at strengthening relations with stakeholders: 1) Shareholders’ General Assembly with the participation of more than 8,500 shareholders; 2) Distribution of the sustainability report according to GRI-3 standard; 3) Creation of regional and national reports of stakeholders activity, and; 4) Approval of Ecopetrol’s participation in Guía Colombia for the protection of human rights.

b.	Health, Safety and Environmental Performance (HSE)

In the first quarter of 2011, 54 accidents took place resulting in an 1.56 accident frequency index with loss of time, which is higher than the 1.42 at the end of March of 2010, (revised to include an additional incident). 2,243 barrels were spilled during the quarter, and there were 11 environmental incidents due to operational causes.

In order to improve these results, the HSE Tactical Plan was drafted during the quarter, which establishes milestones that leverage strategies aimed at meeting international standards on operational safety.

c.	Science and technology

During the first quarter of 2011, five Certificates of Proven Benefits were received worth US$27 million.

At the end of the first quarter of 2011, the Colombian Petroleum Institute (ICP) had 37 technological cooperation agreements, 26 in Colombia, 8 international level, and 3 with other institutions. On april 26th the Industry and Commerce Superintendence –SIC- granted Ecopetrol a new patent regarding a new additive which improves visbreaking processes in the refining and petrochemical industries.

d.	Social investment

A total of COL$3.8 billion was disbursed for social investment purposes during the first quarter of 2011, of which COL$3.75 billion was allocated for this year’s High School Students for Colombia program.

IV. Financial results of Ecopetrol and its affiliates (consolidated)1

The following are the consolidated financial results of Ecopetrol:

Consolidated Income Statement

(COP$ Billion)	1Q 2011 *	1Q 2010 *	%
Local Sales	4,700.6	3,881.1	21.1%
Export Sales	9,272.1	5,540.3	67.4%
Sales of services	415.0	796.4	(47.9)%
Total Sales	14,387.7	10,217.8	40.8%
Variable Costs	6,115.0	4,430.6	38.0%
Fixed Costs	1,669.1	1,674.8	(0.3)%
Cost of Sales	7,784.1	6,105.4	27.5%
Gross profit	6,603.5	4,112.4	60.6%
Operating Expenses	924.7	495.8	86.5%
Operating Profit	5,678.8	3,616.6	57.0%
Non Operating Profit/(Loss)	(628.2)	(643.3)	(2.3)%
Income tax	1,824.2	912.8	99.8%
Minority interest	116.2	106.2	9.4%
Net Income	3,110.3	1,954.3	59.2%

EBITDA	6,870.4	4,454.7	54.2%
EBITDA Margin	48%	44%

* Not audited

The highest individual contributions to total sales for 2011 (not including cancellations) came from the Cartagena Refinery with COL$ 1.1 trillion, Hocol, COL$ 891.8 billion, Equion COL$ 441.2 billion, Propilco S.A. COL$ 373.5 billion, and Ocensa S.A., COL$ 234 billion.

The highest contributions from subsidiaries to the consolidated net income came from Equion with COL$211.6 billion, Hocol with COL$185.9 billion, Ocensa S.A. with COL$27.2 billion, and ODL Finance COL$13.8 billion. The highest net loss was recorded by Ecopetrol America Inc. in the amount of COL$ 29.4 billion.

1 For purposes of first quarter 2011 consolidation, the following affiliate results, in addition to Ecopetrol’s, have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., Oleoducto Bicentenario, Ecopetrol Capital A.G., Ecopetrol Transportation Investments Ltd., Equión Energía Limited (since January 24, 2011) and Ecopetrol Capital SLU.

Consolidated financial results for the first quarter 2010 include the following affiliates: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A.,Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., Oleoducto Bicentenario, Ecopetrol Capital A.G. and Ecopetrol Transportation Investments Ltd.

Ecopetrol del Peru, Ecopetrol do Brasil, Ecopetrol America and Bioenergy have not reported earnings yet since they are either in the pre-operational stage or are carrying out exploratory activities that have not yielded production with the exception of Ecopetrol America. In line with the foregoing, affiliates in the crude and product transport business report earnings for the group by means of lower transport costs.

Under the equity participation method, the following companies contributed income: Offshore International Group, COL$ 17.7 billion, and Invercolsa, COL$ 22.2 billion.

EBITDA for the first quarter of 2011 was COL$ 6,870.4 billion, which represents an EBITDA margin of 48%, due primarily by operating results.

Consolidated Balance Sheet
(COP$ Billion)	At March 31, 2011	At December 31, 2010%
Current Assets	17,984.9	12,629.6	42.4%
Long Term Assets	60,230.6	56,139.7	7.3%
Total Assets	78,215.5	68,769.3	13.7%
Current Liabilities	21,373.1	10,042.6	112.8%
Long Term Liabilities	16,852.5	16,912.6	(0.4)%
Total Liabilities	38,225.6	26,955.2	41.8%
Equity	38,760.8	41,328.2	(6.2)%
Minority interest	1,229.2	486.0	152.9%
Total Liabilities and Shareholders´ Equity	78,215.6	68,769.4	13.7%

Debit Memorandum accounts	123,225.5	119,039.6
Credit Memorandum accounts	100,058.9	96,981.0

V. Presentation of results

On Thursday, May 5th, Ecopetrol’s management will offer two webcast presentations to review first quarter 2011 results:

In Spanish	In English
May 5th, 2011	May 5th, 2011
1:30 p.m. Bogota-Lima	3:00 pm Bogota-Lima
2:30 p.m. New York-Toronto	4:00 p.m. New York-Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Please access the site 10 minutes prior to the start of the presentation in order to download any necessary software. A copy of the webcast will remain available for one year after the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) is the largest company in Colombia in terms of revenue, profit, assets and shareholders’ equity. Ecopetrol is Colombia’s only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast.  Its affiliates include Propilco, as well as Black Gold Re Ltda., Ecopetrol Oleo e Gas do Brazil Ltda., Ecopetrol America Inc., Ecopetrol del Peru S.A., Equión Energía Limited, Hocol, Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A., Oleoducto de Colombia, Ecopetrol Transportation Investments, Ecopetrol Capital AG  and Refineria de Cartagena. Ecopetrol is one of the 40 largest oil companies in the world and one of the four principal oil companies in Latin America. It is majority owned by the Republic of Colombia, and its shares are traded on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange (NYSE) through its ADR and on the Bolsa de Valores de Lima (BVL) under the symbol EC. The company divides its operations into four business segments that include exploration and production, transportation, refining and sales and marketing.

For more information on Ecopetrol, visit www.ecopetrol.com.co

Forward-looking statements

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

Contact information:

Investor Relations Director
Alejandro Giraldo
Telephone: +571-234-5190
Fax: +571-234-5628
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Telephone: + 571-234-4329
Fax: +571-234-4480
E-mail: mauricio.tellez@ecopetrol.com.co

VI. Exhibits

Unaudited Income Statement
Ecopetrol S.A.

COP$ Million	1Q-2011	1Q-2010%		4Q-2010
Income
Local Sales	4,089,496	3,382,757	20.9%	3,557,612
Export Sales	7,959,821	5,040,247	57.9%	6,244,186
Sale of Services	349,881	318,603	9.8%	397,864
Total Income	12,399,198	8,741,607	41.8%	10,199,662
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,488,589	2,166,418	14.9%	2,087,078
Amortization and Depletion	750,185	618,567	21.3%	(30,726)
Imported products	1,335,587	1,009,671	32.3%	1,051,085
Hydrocarbon Transportation Services	241,738	195,475	23.7%	224,530
Inventories	(412,961)	(286,487)	44.1%	(154,077)
Other	408,520	133,878	205.1%	69,132
Fixed Costs
Depreciation	271,640	193,637	40.3%	252,914
Contracted Services	415,871	419,198	(0.8)%	606,689
Maintenance	206,350	146,843	40.5%	420,520
Labor Costs	229,073	251,295	(8.8)%	302,953
Other	160,751	202,324	(20.5)%	224,322
Total Cost of Sales	6,095,343	5,050,819	20.7%	5,054,420
Gross Profits	6,303,855	3,690,788	70.8%	5,145,242
Operating Expenses
Administration	128,109	93,163	37.5%	116,649
Selling expenses	307,792	219,005	40.5%	242,954
Exploration and Projects	491,171	180,410	172.3%	334,160
Operating Income	5,376,783	3,198,210	68.1%	4,451,479
Non Operating Income (expenses)
Financial Income	1,014,826	962,180	5.5%	1,166,450
Financial Expenses	(1,104,212)	(1,005,879)	9.8%	(1,187,485)
Non Financial Income	265,637	192,810	37.8%	424,977
Non Financial Expenses	(797,484)	(712,337)	12.0%	(547,089)
Results from Subsidiaries	336,698	237,948	41.5%	(472,223)

Income before income tax	5,092,248	2,872,932	77.2%	3,836,109
Provision for Income Tax	1,687,571	776,266	117.4%	1,094,030
Minority interest	-	-	0.0%	-
Net Income	3,404,677	2,096,666	62.4%	2,742,079

EBITDA	6,489,294	4,106,450	58.0%	4,664,165
EBITDA MARGIN	52%	47%		46%
EARNINGS PER SHARE	$84.12	$51.80	62.4%	$67.75

Notes

Starting 2011 internal reclasifications are made between amortization and depletion (variable cost) and Others (fixed cost) for comparison purposes

Unaudited Income Statement
Ecopetrol Consolidated

COP$ Million	1Q-2011 *	1Q-2010 *	%	4Q-2010*
Income
Local Sales	4,700,646	3,881,148	21.1%	4,336,171
Export Sales	9,272,067	5,540,256	67.4%	6,866,213
Sale of Services	414,970	796,367	(47.9)%	441,682
Total Income	14,387,683	10,217,771	40.8%	11,644,066
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,470,629	2,772,527	25.2%	2,525,799
Amortization and Depletion	879,727	640,615	37.3%	19,830
Imported products	1,790,792	1,107,238	61.7%	1,585,325
Hydrocarbon Transportation Services	185,342	146,646	26.4%	194,220
Inventories	(497,902)	(279,420)	78.2%	(141,028)
Other	286,454	42,944	567.0%	(9,600)
Fixed Costs
Depreciation	426,967	372,131	14.7%	466,498
Contracted Services	429,020	403,734	6.3%	630,560
Maintenance	290,175	225,784	28.5%	502,217
Labor Costs	246,467	265,388	(7.1)%	319,495
Other	276,473	407,800	(32.2)%	382,917
Total Cost of Sales	7,784,144	6,105,387	27.5%	6,476,233
Gross Profits	6,603,539	4,112,384	60.6%	5,167,833
Operating Expenses
Administration	220,775	125,104	76.5%	176,028
Selling expenses	187,009	152,256	22.8%	243,683
Exploration and Projects	516,912	218,437	136.6%	796,538
Operating Income	5,678,843	3,616,587	57.0%	3,951,584
Non Operating Income (expenses)
Financial Income	1,143,247	1,042,652	9.6%	1,391,693
Financial Expenses	(1,236,040)	(1,148,697)	7.6%	(1,243,718)
Non Financial Income	294,382	206,767	42.4%	430,893
Non Financial Expenses	(829,789)	(744,045)	11.5%	(726,408)

Income before income tax	5,050,643	2,973,264	69.9%	3,804,044
Provision for Income Tax	1,824,175	912,759	99.9%	1,107,502
Minority interest	116,151	106,175	9.4%	(5,064)
Net Income	3,110,317	1,954,330	59.2%	2,701,606

EBITDA	6,870,364	4,454,732	54.2%	4,632,184
EBITDA MARGIN	48%	44%		40%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.   This statement is not audited

Balance Sheet
Unaudited

	Ecopetrol S.A.			Ecopetrol Consolidated
	At March 31, 2011	At December 31, 2010%		At March 31, 2011	At December 31, 2010%
COP$ Million

Assets
Current Assets
Cash and cash equivalents	3,637,777	1,592,083	128.5%	5,706,403	3,726,778	53.1%
Investments	1,574,285	264,765	494.6%	1,717,685	327,782	424.0%
Accounts and notes receivable	3,986,025	2,607,294	52.9%	4,589,625	2,736,592	67.7%
Inventories	2,272,006	1,880,818	20.8%	2,675,282	2,192,088	22.0%
Other	2,386,035	3,152,233	(24.3)%	3,295,952	3,646,398	(9.6)%
Total Current Assets	13,856,128	9,497,193	45.9%	17,984,947	12,629,638	42.4%
Non Current Assets
Investments	12,682,253	12,336,060	2.8%	4,954,518	5,177,491	(4.3)%
Accounts and notes receivable	2,743,968	2,154,256	27.4%	547,894	372,273	47.2%
Property, plant and equipment, net	15,482,710	14,816,573	4.5%	23,504,587	22,266,258	5.6%
Natural and environmental properties, Net	10,709,079	11,003,159	(2.7)%	12,148,932	11,774,539	3.2%
Other	17,753,049	15,318,756	15.9%	19,074,705	16,549,157	15.3%
Total Non Current Assets	59,371,059	55,628,804	6.7%	60,230,636	56,139,718	7.3%
Total Assets	73,227,187	65,125,997	12.4%	78,215,583	68,769,356	13.7%

Liabilities and Equity
Current Liabilities
Financial obligations	774,538	695,505	11.4%	1,152,707	1,079,169	6.8%
Accounts payable and related parties	11,412,369	4,159,469	174.4%	11,195,462	4,062,602	175.6%
Estimated liabilities and provisions	925,128	932,883	(0.8)%	1,361,711	1,151,297	18.3%
Other	6,905,900	3,500,769	97.3%	7,663,186	3,749,510	104.4%
Total Current Liabilities	20,017,935	9,288,626	115.5%	21,373,066	10,042,578	112.8%
Long Term Liabilities
Financial obligations	5,779,395	5,918,710	(2.4)%	7,681,886	7,833,715	(1.9)%
Labor and pension plan obligations	2,866,654	2,806,043	2.2%	2,875,143	2,814,021	2.2%
Estimated liabilities and provisions	3,343,600	3,337,377	0.2%	3,709,709	3,398,603	9.2%
Other	2,205,605	2,247,365	(1.9)%	2,585,747	2,866,307	(9.8)%
Total Long Term Liabilities	14,195,254	14,309,495	(0.8)%	16,852,485	16,912,646	(0.4)%
Total Liabilities	34,213,189	23,598,121	45.0%	38,225,551	26,955,224	41.8%
Minoritary Interest				1,229,197	485,951	152.9%
Equity	39,013,998	41,527,876	(6.1)%	38,760,835	41,328,181	(6.2)%

Total Liabilities and Shareholders' Equity	73,227,187	65,125,997	12.4%	78,215,583	68,769,356	13.7%

Memorandum Debtor Accounts *	116,879,683	116,788,822		123,225,499	119,039,595
Memorandum Creditor Accounts *	91,333,034	92,600,806		100,058,948	96,981,023

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company.

Unaudited  Cash Flow  Statement
Ecopetrol S.A.

COP$ million	1Q 2011 *	1Q 2010 *	%	4Q 2010 *
Cash flow provided by operating activities:
Net income	3,404,677	2,096,666	62.4%	2,742,078
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,165,421	1,031,085	13.0%	250,834
Net provisions	47,740	14,711	224.5%	(95,310)
Disposal of property, plant and equipment	399	-	0.0%	(168,913)
Loss for disposal of property, plant and equipment	-	-	0.0%	3,371
Loss for disposal of natural and environmental resources	-	-		9,110
Loss for disposal of other assets	59	-		287,918
Income (loss) from equity method on affiliated companies	(336,698)	(237,948)	41.5%	472,224
Net changes in operating assets and liabilities:
Accounts and notes receivable	(1,301,946)	(620,570)	109.8%	381,386
Inventories	(393,688)	(281,161)	40.0%	(160,200)
Deferred and other assets	(1,542,484)	36,447	(4,332.1)%	(218,145)
Accounts payable and related parties	1,381,823	1,151,018	20.1%	(1,439,881)
Taxes payable	3,416,769	153,210	2,130.1%	1,016,996
Labor obligations	(14,526)	(14,763)	1.6%	(22,709)
Estimated liabilities and provisions	(93,448)	(75,557)	23.7%	(428,199)
Cash provided by operating activities	5,734,098	3,253,138	76.3%	2,630,560

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	(813,145)	-	0.0%	-
Purchase of investment securities	(4,512,633)	(3,592,441)	25.6%	(4,369,467)
Redemption of investment securities	3,200,789	2,168,180	47.6%	3,660,021
Sale of property, plant and equipment	711	-	0.0%	4,751
Investment in natural and environmental resources	(413,297)	(462,080)	-10.6%	(1,329,834)
Additions to property, plant and equipment	(1,152,401)	(750,876)	53.5%	(1,642,784)
Net cash used in investing activities	(3,689,976)	(2,637,217)	39.9%	(3,677,313)

Cash flows from financing activities:
Financial obligations	(60,282)	(207,270)	70.9%	1,601,477
Received from associates - capitalization	(43)	1,163	(103.7)%	(31)
Dividends	61,897	8	773,612.5%	(1,221,044)
Net cash used in financing activities	1,572	(206,099)	100.8%	380,402

Net increase (decrease) in cash and cash equivalents	2,045,694	409,822	399.2%	(666,351)
Cash and cash equivalents at the beginnig of the year	1,592,083	2,286,996	(30.4)%	2,258,434
Cash and cash equivalents at the end of the year	3,637,777	2,696,818	34.9%	1,592,083

NOTES:
* Not audited

Unaudited Cash Flow  Statement
Ecopetrol Consolidated

COP$ million	1Q 2011 *	1Q 2010 *	%	4Q 2010 *	1Q 2011 *
Cash flow provided by operating activities:
Net income	3,110,317	1,954,330	59.2%	2,701,606	3,110,317
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,456,396	1,141,825	27.5%	869,922	1,456,396
Net provisions	46,958	19,201	144.6%	50,991	46,958
Disposal of property, plant and equipment	-	-		3,395	-
Loss for disposal of property, plant and equipment	399	-		(168,937)	399
Loss for disposal of natural and environmental resources	-	-		9,110	-
Loss for disposal of other assets	59	-		287,918	59
Income (loss) from equity method on affiliated companies	(43,524)	(16,425)	165.0%	(27,374)	(43,524)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(1,226,084)	(820,324)	(49.5)%	1,789,258	(1,226,084)
Inventories	(485,373)	(264,324)	83.6%	(131,445)	(485,373)
Deferred and other assets	(433,747)	109,325	(496.8)%	1,275,068	(433,747)
Accounts payable and related parties	1,011,231	1,467,836	(31.1)%	(937,795)	1,011,231
Taxes payable	2,180,887	1,438,747	51.6%	(1,856,197)	2,180,887
Labor obligations	(12,961)	(21,334)	39.2%	(19,631)	(12,961)
Estimated liabilities and provisions	447,590	(1,506,828)	129.7%	564,643	447,590
Cash provided by operating activities	6,052,148	3,502,029	72.8%	4,410,532	6,052,148

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	(813,145)	-	0.0%	-	-
Purchase of investment securities	(4,512,633)	(3,592,441)	(25.6)%	(4,369,467)	(4,512,633)
Redemption of investment securities	3,619,698	2,077,170	74.3%	4,415,408	3,619,698
Sale of property, plant and equipment	711	-		4,751	711
Investment in natural and environmental resources	(1,179,393)	(462,080)	155.2%	(1,501,324)	(1,179,393)
Additions to property, plant and equipment	(1,914,570)	(918,687)	108.4%	(2,914,120)	(1,914,570)
Net cash used in investing activities	(4,799,332)	(2,896,038)	(65.7)%	(4,364,752)	(3,986,187)

Cash flows financing activities:
Minority interest	743,246	110,905	570.2%	(466,854)	743,246
Financial obligations	(78,291)	79,826	(198.1)%	1,638,974	(78,291)
Received from associates - capitalization	(43)	1,163	(103.7)%	(31)	(43)
Dividends	61,897	3,502	100.0%	(1,320,932)	61,897
Net cash used in financing activities	726,809	195,396	272.0%	(148,843)	726,809

Net increase (decrease) in cash and cash equivalents	1,979,625	801,387	147.0%	(103,063)	1,979,625
Cash and cash equivalents at the beginnig of the year	3,726,778	3,562,119	4.6%	3,829,841	3,726,778
Cash and cash equivalents at the end of the year	5,706,403	4,363,506	30.8%	3,726,778	5,706,403

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements the end of each fiscal year, therefore the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

Calculation and Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	1Q 2011 *	1Q 2010 *	%	4Q 2010*
EBITDA CALCULATION
Operating income	5,376,783	3,198,210	68.1%	4,451,479
Plus: Depreciations, depletions and amortizations	1,112,511	908,240	22.5%	212,686
UNCONSOLIDATED EBITDA	6,489,294	4,106,450	58.0%	4,664,165

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-
Net Income	3,404,677	2,096,666	62.4%	2,742,078
Depreciations, depletions and amortizations	1,112,511	908,240	22.5%	212,686
Financial income	(1,014,826)	(962,180)	5.5%	(1,166,449)
Financial expenses	1,104,212	1,005,879	9.8%	1,187,484
Non financial income	(265,637)	(192,810)	37.8%	(424,977)
Non financial expenses	797,484	712,337	12.0%	547,089
Results in subsidiaries	(336,698)	(237,948)	41.5%	472,224
Provision for income tax	1,687,571	776,266	117.4%	1,094,030
UNCONSOLIDATED EBITDA	6,489,294	4,106,450	58.0%	4,664,165

Ecopetrol Consolidated

COP$ Millions	1Q 2011 *	1Q 2010 *	%	4Q 2010*
EBITDA CALCULATION
Operating income	5,678,843	3,616,587	57.0%	3,951,585
Plus: Depreciations, depletions and amortizations	1,404,141	1,018,980	37.8%	813,812
Minority interest	(212,620)	(180,835)	17.6%	(133,214)
CONSOLIDATED EBITDA	6,870,364	4,454,732	54.2%	4,632,183

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-
Net income	3,110,317	1,954,330	59.2%	2,701,607
Depreciations, depletions and amortizations	1,404,141	1,018,980	37.8%	813,812
Financial income	(1,084,549)	(1,583,627)	-31.5%	1,560,803
Financial expenses	1,220,866	1,689,672	-27.7%	(1,708,778)
Non financial income	(353,079)	(206,767)	70.8%	(430,893)
Non financial expenses	844,963	744,045	13.6%	726,409
Minority interest on net income	116,150	106,175	9.4%	(5,065)
Provision for income taxes	1,824,175	912,759	99.9%	1,107,502
Minority interest on Ebitda	(212,620)	(180,835)	17.6%	(133,214)
CONSOLIDATED EBITDA	6,870,364	4,454,732	54.2%	4,632,183

* Not audited

VII. Subsidiaries results

Note: Subsidiaries financial statements are not audited.

Exploration and Production

1.	Hocol:

Income Statement
(COP$ Billion)	1Q 2011	1Q 2010
Local Sales	2.1	8.6
Export Sales	889.6	585.4
Sales of services	-	-
Total Sales	891.8	594.0
Variable Costs	525.3	336.0
Fixed Costs	90.4	106.6
Cost of Sales	615.7	442.6
Gross profit	276.1	151.4
Operating Expenses	8.7	6.0
Operating Profit	267.4	145.4
Profit/(Loss) before taxes	275.8	141.4
Income tax	89.9	41.1
Net Income/Loss	185.9	100.3

Balance Sheet
(COP$ Billion)	At March 31, 2011	At December 31, 2010
Current Assets	1,015.4	931.2
Long Term Assets	1,447.8	1,417.2
Total Assets	2,463.2	2,348.4
Current Liabilities	532.7	566.8
Long Term Liabilities	120.3	145.3
Deferred taxes	-	-
Total Liabilities	653.0	712.1
Equity	1,810.2	1,636.3
Total Liabilities and Shareholders´ Equity	2,463.2	2,348.4

2.	Savia Perú

Income Statement
US$ million	1Q 2011	1Q 2010
Local Sales	98.7	73.7
Export Sales	-	-
Sales of services	2.5	1.5
Total Sales	101.2	75.2
Variable Costs	38.0	30.8
Fixed Costs	12.4	11.0
Cost of Sales	50.4	41.8
Gross profit	50.8	33.4
Operating Expenses	8.7	4.6
Operating Profit	42.1	28.8
Profit/(Loss) before taxes	42.1	28.8
Income tax	7.5	7.6
Employee profit sharing	1.3	1.3
Deferred taxes	4.9	1.0
Minority interest	-	-
Net Income/Loss	28.4	18.9

Balance Sheet
US$ million	At March 31, 2011	At December 31, 2010
Current Assets	211.3	179.5
Long Term Assets	390.2	342.0
Total Assets	601.5	521.5
Current Liabilities	92.9	66.8
Long Term Liabilities	103.6	90.0
Deferred taxes	30.2	23.8
Total Liabilities	226.7	180.6
Equity	374.8	340.9
Total Liabilities and Shareholders´ Equity	601.5	521.5

3.	Equión

Income Statement
(COP$ Billion)	1Q 2011
Local Sales	24.5
Export Sales	415.9
Sales of services	0.8
Total Sales	441.2
Variable Costs	168.2
Fixed Costs	24.3
Cost of Sales	192.5
Gross profit	248.7
Operating Expenses	5.7
Operating Profit	243.0
Profit/(Loss) before taxes	259.6
Income tax	48.0
Employee profit sharing	-
Deferred taxes	-
Minority interest	-
Net Income/Loss	211.6

Balance Sheet
(COP$ Billion)	At March 31, 2011
Current Assets	983.9
Long Term Assets	1,183.6
Total Assets	2,167.5
Current Liabilities	830.4
Long Term Liabilities	235.0
Deferred taxes	-
Total Liabilities	1,065.4
Equity	1,102.1
Total Liabilities and Shareholders´ Equity	2,167.5

Refining and petrochemicals

1.	Propilco

Sales volume (tons)	1Q 2011	1Q 2010
Polypropylene	95,515	108,836
Polypropylene marketing for COMAI	2,613	2,474
Total	98,127	111,310

Income Statement
(COP$ Billion)	1Q 2011	1Q 2010
Local Sales	173.0	143.6
Export Sales	200.5	211.7
Sales of services	-	-
Total Sales	373.5	355.4
Variable Costs	302.9	305.4
Fixed Costs	26.4	21.1
Cost of Sales	329.2	326.5
Gross profit	44.2	28.9
Operating Expenses	24.4	23.1
Operating Profit	19.9	5.7
Profit/(Loss) before taxes	15.0	17.8
Income tax	2.3	2.0
Minority interest	-	-
Net Income/Loss	12.6	15.8

Balance Sheet
COP$ Billion	At March 31, 2011	At December 31, 2010
Current Assets	586.1	531.5
Long Term Assets	507.1	530.8
Total Assets	1,093.2	1,062.3
Current Liabilities	346.0	394.5
Long Term Liabilities	116.1	31.8
Total Liabilities	462.1	426.3
Equity	631.1	636.0
Total Liabilities and Shareholders´ Equity	1,093.2	1,062.3

2.	Reficar

Sales Volume (MBD)	1Q 2011	1Q 2010*
Local	41.6	45.5
International	56.1	45.9
Total	97.7	91.4
* Reclasified as local sale

Income Statement
(COP$ Billion)	1Q 2011	1Q 2010
Local Sales	511.2	362.8
Export Sales	599.8	487.3
Sales of services	-	-
Total Sales	1,111.0	850.1
Variable Costs	1,014.1	709.3
Fixed Costs	37.7	125.6
Cost of Sales	1,051.8	834.9
Gross profit	59.2	15.2
Operating Expenses	47.7	13.0
Operating Profit	11.5	2.2
Non Operating income	25.2	8.0
Non Operating expenses	(29.8)	(17.7)
Profit/(Loss) before taxes	7.0	(7.5)
Income tax	0.9	1.3
Minority interest	-	-
Net Income/Loss	6.1	(8.8)

Balance Sheet
COP$ Billion	At March 31, 2011	At December 31, 2010
Current Assets	1,056.2	733.3
Long Term Assets	3,625.0	3,468.6
Total Assets	4,681.2	4,201.9
Current Liabilities	1,096.9	1,077.8
Long Term Liabilities	851.7	397.6
Total Liabilities	1,948.6	1,475.4
Equity	2,732.6	2,726.5
Total Liabilities and Shareholders´ Equity	4,681.2	4,201.9

Transportation

1.	Ocensa

Transported volumes (MBOD)	1Q 2011	1Q 2010
Cusiana-Porvenir	99.6	54.3
Porvenir-Vasconia	529.1	430.4
Vasconia-Coveñas	309.7	269.3
Coveñas-Export Port	284.6	253.0

Income Statement
(COP$ Billion)	1Q 2011	1Q 2010
Sales of services	234.0	592.5
Total Sales	234.0	592.5
Variable Costs	-	-
Fixed Costs	155.8	157.6
Cost of Sales	155.8	157.6
Gross profit	78.2	434.9
Operating Expenses	21.1	8.2
Operating Profit	57.1	426.7
Profit/(Loss) before taxes	28.6	366.3
Income tax	1.4	89.0
Minority interest	-	-
Net Income/Loss	27.2	277.4

Balance Sheet
COP$ Billion	At March 31, 2011	At December 31, 2010
Current Assets	822.6	937.6
Long Term Assets	1,179.7	1,203.3
Total Assets	2,002.3	2,140.9
Current Liabilities	369.4	458.9
Long Term Liabilities	1,025.1	1,101.4
Total Liabilities	1,394.5	1,560.3
Equity	607.8	580.6
Total Liabilities and Shareholders´ Equity	2,002.3	2,140.9

2.	ODL

	1Q 2011	1Q 2010
Transported volumes (MBOD)	181.1	116.5

Income Statement
(COP$ Billion)	1Q 2011	1Q 2010
Sales of services	69.9	33.1
Total Sales	69.9	33.1
Variable Costs	6.5	6.2
Fixed Costs	29.3	13.3
Cost of Sales	35.7	19.6
Gross profit	34.1	13.6
Operating Expenses	3.0	1.3
Operating Profit	31.2	12.3
Profit/(Loss) before taxes	13.8	0.4
Income tax	-	(0.0)
Minority interest	-	-
Net Income/Loss	13.8	0.4

Balance Sheet
COP$ Billion	At March 31, 2011	At December 31, 2010
Current Assets	343.8	412.5
Long Term Assets	1,519.6	1,441.7
Total Assets	1,863.4	1,854.2
Current Liabilities	106.4	110.9
Long Term Liabilities	1,303.8	1,303.8
Total Liabilities	1,410.2	1,414.7
Equity	453.2	439.5
Total Liabilities and Shareholders´ Equity	1,863.4	1,854.2

Biofuels

1.	Ecodiesel

Income Statement

(COP$ Billion)	1Q 2011	1Q 2010
Domestic sales	70.6
Sales of services	-
Total Sales	70.6	-
Variable Costs	64.5
Fixed Costs	-
Cost of Sales	64.5	-
Gross profit	6.1	-
Operating Expenses	4.0
Operating Profit	2.1	-
Profit/(Loss) before taxes	-
Income tax	-
Minority interest	-
Net Income	-	-

Balance Sheet
COP$ Billion	As of March 31, 2011	As of December 31, 2010
Current Assets	45.6	7.8
Long Term Assets	96.8	99.7
Total Assets	142.4	107.5
Current Liabilities	65.0	27.6
Long Term Liabilities	56.0	60.7
Total Liabilities	121.0	88.3
Equity	21.4	19.2
Total Liabilities and Shareholders´ Equity	142.4	107.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 5, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer